SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                           ----------------------
                              AMENDMENT NO. 2
                                    TO
                               SCHEDULE TO
          Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934

                   MID-WISCONSIN FINANCIAL SERVICES, INC.
                    (Name of Subject Company (Issuer))

                  MID-WISCONSIN FINANCIAL SERVICES, INC.
                    (Name of Filing Person(s) (Issuer))

                   COMMON STOCK, PAR VALUE $.10 PER SHARE
                       (Title of Class of Securities)

                                  59560R108
                   (Cusip Number of Class of Securities)

                                GENE C. KNOLL
                    PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   MID-WISCONSIN FINANCIAL SERVICES, INC.
                            132 WEST STATE STREET
                              MEDFORD, WI 54551
     (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                   Copies to:
                              ARNOLD J. KIBURZ III
               RUDER, WARE & MICHLER, A LIMITED LIABILITY S.C.
                         500 THIRD STREET, SUITE 700
                                P.O. BOX 8050
                              WAUSAU, WI 54402

                         CALCULATION OF FILING FEE*
  Transaction Valuation:  $2,309,204      Amount of Filing Fee:  $462.00

 * Calculated solely for the purpose of determining the filing fee, in accordance with Rule 0-11 and based upon the purchase of 90,557 shares of common stock at the tender offer price per share of $25.50.

 <checked-box>  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid: $462.00  Filing Party: MID-WISCONSIN FINANCIAL
                                                SERVICES, INC.
 Form or registration Number:SCHEDULE TO  Date Filed: DECEMBER 15, 2000

 <square>  Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:
     <square>  third-party tender offer subject to Rule 14d-1.
     <checked-box>  issuer tender offer subject to Rule 13e-4.
     <square>  going-private transaction subject to Rule 13e-3.
     <square>  amendment to Schedule 13D under Rule 13d-2.

 Check the following box if the filing is a final amendment reporting the results of the tender offer: <checked-box>
                                  -1-
     This Amendment No. 2 to Issuer Tender Offer Statement on Schedule TO relates to the tender offer by Mid-Wisconsin Financial Services, Inc., a Wisconsin corporation ("Mid-Wisconsin"), to purchase up to 90,557 shares of its common stock, par value $.10 per share, at a price, net to the seller in cash, without interest thereon, of $25.50 per share as described in Mid-Wisconsin's Schedule TO filed December 15, 2000, as amended by Amendment No.1 filed January 2, 2001 ("Schedule TO"). The terms and conditions of the tender offer are set forth in the Offer to Purchase dated December 15, 2000, which was previously filed as Exhibit (a)(1)(A) to Schedule TO (the "Offer to Purchase") and the related Transmittal Form which together constituted the tender offer.

     This Amendment No. 2 constitutes the final amendment to Issuer Tender Offer Statement on Schedule TO pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended, and General Instruction H to Schedule TO.

     The number of shares of common stock properly tendered and not withdrawn was 116,117, representing approximately 6.41% of the shares outstanding prior to the tender offer. Mid-Wisconsin has elected to purchase all properly tendered shares. The Offer to Purchase related to 5% of Mid-Wisconsin's outstanding common stock. Mid-Wisconsin reserved the right to purchase up to an additional 2% of its outstanding stock pursuant to Rule 13e-4(f). Following the completion of the tender offer, Mid-Wisconsin will have 1,695,027 shares of common stock outstanding.

 ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

 (a)(1)(A)*Offer to Purchase dated December 15, 2000.
 (a)(1)(B)*Transmittal Form (including Certification of Taxpayer Identification Number on Substitute Form W-9).
 (a)(1)(C)*Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(1)(D)*Form of Letter to Customers for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
 (a)(1)(E)*Form of Letter to Shareholders of Mid-Wisconsin dated December 15, 2000, from Gene C. Knoll, President and Chief Executive Officer.
 (a)(2)-(4)* Not applicable.
 (a)(5)*  Press Release issued by Mid-Wisconsin dated December 15, 2000.
 (a)(6)   Press Release issued by Mid-Wisconsin dated February 6, 2001.

 *Previously filed.
                                 -2-
                             SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                   MID-WISCONSIN FINANCIAL
                                   SERVICES, INC.


 February 6, 2001                  By: GENE C. KNOLL
                                       Gene C. Knoll
                                       President and Chief Executive
                                       Officer